VIA EDGAR

April 24, 2006
Mr. Jorge Bonilla
Senior Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 4561

Re:	ABM Industries Incorporated Form 10-K for the fiscal year ended October 31, 2005 File No. 1-08929
Dear Mr. Bonilla:
This letter is in response to the comment set forth in the letter from the Staff of the Securities and Exchange Commission (the Commission) dated April 12, 2006 in connection with the Form 10-K filed by ABM Industries Incorporated (the Company) for the fiscal year ended October 31, 2005. For ease of reference, we have repeated in full the comment before our response.
FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 31, 2005
Note 18 – Quarterly Information, page 60:
Comment: We note that you restated your financial statements for the quarterly periods ending in 2005 due to the material weaknesses relating to Security Services of America, LLC, whose operating assets you acquired on March 15, 2004. Please tell us in detail if these material weaknesses affected, and to what extent, your 2004 financial statements and if not tell us how they were only related to the 2005 financial statements.
Response: As disclosed in Note 18 of the Notes to Consolidated Financial Statements, Quarterly Information (Unaudited), the financial statements for the quarterly periods ending in 2005 were restated to correct accounting errors associated with the operations acquired from Security Services of America, LLC (SSA LLC) on March 15, 2004. The aggregate effect of the adjustment for the quarter ended January 31, 2005 was a reduction of the Security segment’s operating profit and the Company’s income from continuing operations before income taxes by $4.0 million.
As further disclosed in Note 18, $2.0 million of the $4.0 million adjustment was attributable to the correction of accounting errors that affected the Company’s 2004 financial statements. The $2.0 million ($1.2 million after tax) is composed of:
•	a $0.3 million ($0.2 million after tax) increase in cost of goods sold associated with the costs of providing licensed security officers to customers in 2004

The $0.3 million understatement of cost of goods sold for the year ended October 31, 2004 is comprised of a $2.5 million underaccrual of payroll and payroll-related expenses that was substantially offset by a $2.2 million overstatement of subcontracting expenses – charges of substantially the same character as those underaccrued. The Company entered the subcontracting arrangement with SSA LLC, from which it had purchased the operating assets, so it could continue to provide security services under acquired contracts while it pursued certain state operating licenses. (The subcontracting arrangement ended on June 30, 2005.) Had the Company identified the error in 2004, the Company would have recorded a $2.2 million receivable due from SSA LLC, the former owner, as of October 31, 2004.
•	a $1.1 million ($0.7 million after tax) reduction in cost of goods sold for the overstatement of insurance expense in 2004
The Company’s results for the fiscal year ended October 31, 2004 overstated insurance expenses by $1.1 million. This resulted from a $0.5 million overaccrual of insurance premiums as of October 31, 2004 and premium payments of $0.6 million during 2004 that were both attributable to insurance coverage for the period prior to the Company’s acquisition of operations from SSA LLC. Had the Company identified the error in 2004, the Company would have recorded a $0.6 million receivable due from SSA LLC, the former owner, as of October 31, 2004.
•	a $2.8 million ($1.7 million after tax) increase in selling, general and administrative expenses for a reserve provided for the SSA LLC 2004 receivables
Although, as discussed above, the effect of the correction of the $2.2 million overpayment of subcontracting expenses and the $0.6 million insurance payments made on behalf of SSA LLC would have been the creation of a receivable of equal amount, the Company determined to fully reserve this $2.8 million (and similar overpayments in the first quarter of fiscal year 2005) because SSA LLC disputed that the Company had overpaid it.
The tables below summarize the impact the adjustment would have had on the Company’s balance sheet and income statement as of and for the year ended October 31, 2004.

(in thousands)		October 31, 2004

	As reported	Adjustments	Pro-forma
Assets
Prepaid expenses and other current assets	$38,607	$—	$38,607
Receivable from SSA LLC		2,800	2,800
Reserve against receivable		(2,800)	(2,800)

	38,607	—	38,607

Total assets	$842,524	$—	$842,524

Liabilities
Income taxes payable	10,065	(784)	9,281
Accrued compensation	64,350	2,500	66,850
Other accrued liabilities	47,710	(500)	47,210

Total liabilities	400,363	1,216	401,579

Stockholders’ equity
Retained earnings	328,258	(1,216)	327,042

Total liabilities and stockholders’ equity	$842,524	$—	$842,524

	Year ended October 31,
(in thousands)	2004

	As reported	Adjustments	Pro-forma
Revenues	$2,375,149	$—	$2,375,149

Expenses
Operating expenses and cost of goods sold	2,157,637		2,157,637
Insurance expense adjustment		(1,100)	(1,100)
Payroll and subcontracting expenses adjustment		300	300

Subtotal	2,157,637	(800)	2,156,837
Selling, general and administrative	166,981	2,800	169,781
Interest	1,016		1,016
Intangible amortization	4,519		4,519

Total Expenses	2,330,153	2,000	2,332,153

Income from continuing operations before income taxes	44,996	(2,000)	42,996
Income taxes	15,352	(784)	14,568

Income from continuing operations	$29,644	$(1,216)	$28,428

Diluted earnings per share
Income per share from continuing operations	$0.59	$(0.02)	$0.57
The Company included the adjustments described in Note 18 and above in the quarter ended January 31, 2005 (together with similar adjustments during that quarter), rather than restating fiscal 2004 results, because it did not believe that the errors were material. Set forth below is the quantitative and qualitative materiality analysis of these errors.
Quantitative Materiality.
In conjunction with the Company’s assessment of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002 and based on applicable considerations (e.g., no going concern or liquidity issues, little regulation or specialized accounting issues, consistency with the practices of others etc.), the Company established a materiality threshold equal to 5% of net income or, if applicable, income from continuing operations for assessing misstatements and potential misstatements. Any misstatement or potential misstatement individually and in the aggregate that meets or exceeds that threshold could be considered material and could result in a material weakness in the Company’s internal control over financial reporting.
From a quantitative standpoint, the Company believes that the misstatements resulting from errors associated with the operations acquired from SSA LLC, should not be considered material since they would have affected income from continuing operations for 2004 by less than 5%. If the errors had been corrected in 2004, income from continuing operations would have been reduced by $1.2 million (after tax) or 4.1%, from $29.6 million ($0.59 per diluted share) to $28.4 million ($0.57 per diluted share). Further, if the errors had been corrected in 2004, total assets of $842.5 million as of October 31, 2004 would not have changed, while total liabilities would have been only $1.2 million higher, which is approximately 0.3% of the $400.4 million in total liabilities reported as of October 31, 2004.
This analysis both aggregates and nets the 2004 misstatements. In general, determination of materiality should give consideration to whether the misstatement of individual amounts could be deemed to cause a material misstatement of the financial statements taken as a whole, irrespective of its effect when combined with other misstatements. In this instance, however, each misstatement is part of one overall error, i.e., inadequately distinguishing between the old operations and the new operations in the form of overpayments for subcontracted services and of insurances premiums and, in the case of the overpayment for subcontracting services, the failure to accrue for the expenses of providing the services directly–all of which entries are included within cost of goods sold. The only misstatement that appears outside of this line item, is the reserve taken against the receivable for the subcontracting and insurance premium overpayments (despite the fact that the Company is pursuing collection vigorously) and the corresponding increase in selling, general and administrative expenses, neither of which is related to the Company’s ongoing profitability or, as discussed further below, the operating results and associated trends in profitability of the Company’s Security segment.
Qualitative Materiality.
As Staff Accounting Bulletin No. 99, Materiality, points out, looking at a percentage such as 5% may be “an initial step in assessing materiality.” However, SAB No. 99 further states, “the magnitude of a misstatement is only the beginning of an analysis. SAB No. 99 provides that “a matter is ‘material’ if there is a substantial likelihood that a reasonable person would consider it important.” Quoting the Supreme Court in TSC Industries vs. Northway, SAB No. 99 also states that a fact is material if there is “a substantial likelihood that . . . the fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.”
With respect to financial statements, SAB 99 notes:
In the context of a misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. . . . [F]inancial management and the auditor must consider both “quantitative” and “qualitative” factors in assessing an item’s materiality.
SAB No. 99 goes on to provide that “misstatements below 5% could well be material” and lists certain considerations in the determination as to whether a “quantitatively small misstatement of a financial statement item” is deemed material. These include:
•	Whether the misstatement masks a change in earnings or other trends

•	Whether the misstatement changes a loss into income or vice versa

•	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements

•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

•	Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

•	Whether the misstatement involves concealment of an unlawful transaction

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate
In making the determination as to whether the errors resulted in a material misstatement, despite their otherwise immaterial magnitude, the following points have been considered:

•	Allowing the 2004 financial statements to remain as originally presented did not mask a change in earnings or other trends, including cash flow from operations or balance sheet strength. It did not change a loss into income, or in fact materially alter the amount of income reported.
-	Correcting the errors would not have impacted cash flow from operations, a key fundamental of ABM’s business, as the adjustment (as detailed above) to income from continuing operations would have an equal and offsetting change to the adjustments to reconcile income from continuing operations to net cash provided from operating activities.

-	Correcting the errors would have reduced the Company’s working capital of $230.7 million as of October 31, 2004 by only $1.2 million (after tax), which is less than 1% of working capital. Total assets would have been unaffected.

-	Finally, as detailed above, correcting the errors would have reduced income from continuing operations by only $1.2 million (after tax), just 4.1% of originally reported income from continuing operations for the year ended October 31, 2004 and reduced diluted earnings per share by only $0.02.
•	The misstatements did not hide a failure to meet analysts’ consensus expectations.
-	Subsequent to the filing of the Company’s Quarterly Report on Form 10-Q for the quarter and nine months ended July 31, 2004, the analysts’ consensus estimate for diluted income per share from continuing operations for the year ended October 31, 2004 was $0.82. The Company’s reported diluted income per share for 2004 was $0.59. The Company’s diluted income per share would have been $0.02 lower if the errors had been recorded appropriately. Whether this $0.02 per share is taken into account or not, the Company substantially failed to meet analysts’ consensus expectations. The results for 2004 included a $17.2 million ($10.4 million after tax, $0.21 per diluted share) insurance charge resulting from adverse developments in the Company’s California workers’ compensation claims. Further, even eliminating the impact of the insurance charge on 2004 income from continuing operations, the Company would have failed to meet the analysts’ consensus expectations, albeit by a narrower margin than if the misstatements were corrected.
•	The misstatements concern the Security segment which has not played a significant role in profitability over the past 3 years.
-	The results of the Company’s operations (as indicated in the Company’s Form 10-K) are substantially driven by the results of the Company’s Janitorial segment, which generated an average of approximately 66% of the Company’s operating profits before corporate expenses for the three years ended October 31, 2005. During the same three-year period, the Security segment generated an average of less than 7% of operating profits, in third or fourth position of the five currently remaining segments. The misstatements resulted in understated income from continuing operations before income taxes in the Security segment of only $0.8 million ($0.5 million after tax) in 2004 before the determination to fully reserve against the receivable from SSA LLC.
•	The misstatements did not affect the Company’s compliance with regulatory requirements.

•	The misstatements did not affect the Company’s compliance with loan covenants or other contractual requirements as of October 31, 2004.

•	The misstatements did not have the effect of increasing management’s compensation.
-	Executive bonuses for 2004 were based upon the pre-tax profits of the Company, the pre-tax profits of operating subsidiaries or target percentages of base salary, in each case subject to modification based on individual performance. Other than through the inclusion of the Security segment results in the consolidated pre-tax profits of the Company, none of the executive officers’ bonuses payments were tied directly to the operations of the Security segment. As discussed in the Compensation Committee Report contained in the Company’s 2005 Proxy Statement, only Mr. Benton, then Chief Operating Officer and subsequently retired, had a bonus based primarily on consolidated pre-tax profits of the Company, as modified based on individual performance. Had the $2.0 million adjustment been included in his bonus computation, with no change in performance modification, his bonus would have been reduced by $3,286 (from $76,429). Mssrs. McClure’s and Zaccagnini’s bonus were based on factors excluding the Security segment. Mr. Petty’s 2004 bonus was guaranteed. Mr. Slipsager’s bonus was based on his performance against objectives as determined by the independent members of the Board of Directors which resulted in a 2004 bonus of $234,549 as compared with a target bonus of $338,975 (representing 50% of his base salary). We are unable to determine the impact, if any, the inclusion of the $2.0 million adjustment would have had on the Board’s determination of his 2004 bonus. However, we have confirmed with the then Chairman of the Compensation Committee that the loss from the operations acquired from SSA LLC, which included the $2.0 million at issue, was considered in the operating results for 2005 which were used in the evaluation of Mr. Slipsager’s performance for 2005.
•	The misstatements do not involve concealment of an unlawful transaction.
While the misstatements in 2004 arose from overpayments to SSA LLC or amounts paid on behalf of SSA LLC, the former owner of the business, an investigation conducted by independent counsel retained by the Audit Committee, with the assistance of independent forensic accountants, did not find any defalcation. The investigation is discussed more fully in the Audit Committee Report in the Company’s 2006 Proxy Statement.
•	Lastly, the misstatements arose from items capable of precise measurement, which often suggests that the misstatements may be more material than misstatements that arise from items subject to estimate. In this instance, however, the misstatements arose from bookkeeping errors, rather than the inability to precisely measure.
The lack of volatility in the Company’s stock in response to earnings-related disclosures further supports the Company’s belief that investors would not regard quantitatively small misstatements such as these as material. In drawing this conclusion, the Company considered as a proxy for the misstatements at issue, the differences between analysts’ consensus income per share estimate prior to the release of earnings and the actual income per share reported by the Company. To gauge the volatility, the Company then measured the change in the price of the Company’s common stock between the closing of the New York Stock Exchange prior to the release of earnings and the closing following the release of earnings for fiscal years 2001 through 2005 (excluding the third quarter of 2001 when the markets were closed because of 9/11). What the Company determined was that in that five-year period, actual earnings did not meet the analysts’ consensus estimates 11 times, falling short by $0.01 to $0.23 per share (and missing expectations by a range from approximately 3.9% on the low end to 79.3% on the top end). Price volatility associated with these 11 failures to meet expectations ranged from a decrease of 5.5% in the closing prices to an increase of 3.5% (with virtually no correlation between the amount the Company failed to meet expectations and the price change) – a fairly narrow trading band. (Of these 11 failures, 8 were in the $0.01 to $0.02 range, missed expectations by approximately 3.9% to 18.2% and resulted in prices in the same trading band described above.) Similarly, in that five-year period, actual earnings exceeded the analysts’ consensus estimates six times, in amounts of $0.01 to $0.15 per share (exceeding expectations by a range from approximately 4.0% on the low end and 53.6% on the top end). Price volatility associated with these earnings reports ranged from a decrease of 2.1% in the closing prices to an increase of 3.7% (again with virtually no correlation between the amount by which the Company exceeded expectations and the price changes) and again a fairly narrow trading band. Further, the three announcements made by the Company with respect to 2005 results following its release of preliminary income for 2005, i.e., to report initial identification of accounting errors and potential change in cash and cash equivalents of $6.8 million, to reduce estimated fiscal year 2005 income from continuing operations by $4.4 million (after tax) and to further reduce fiscal year 2005 income from continuing operations by $4.8 million (after tax), resulted in one-day market declines of approximately 1.0%, 1.6% and 1.0%, respectively. The only extreme market volatility associated with an announcement during the five-year period was a release by the Company in February 2003, in which it anticipated that first quarter earnings would be approximately half of the then current analysts’ consensus estimate, which resulted in a one-day stock price drop of approximately 17.6%.
The Company also considered the admonition by the Staff in respect of intentional misstatements in the assessment of materiality, e.g., as a way to “manage” earnings. In this instance, however, the root of the errors was not any intentional act by executive management to drive earnings in a particular manner. Rather, the misstatements arose from errors at a stand-alone operation in one of the Company’s smaller segments that were not detected by the systems and procedures put in place by the Company for internal control over financial reporting. The errors were not then known to executive management, much less intended by executive management as a means to show increased earnings/improved stock performance.
For the reasons set forth above, the Company determined that the effect of the errors on fiscal year 2004 was not material. As a result it included the correction of the errors in fiscal year 2004 in first quarter 2005 adjustments.
In connection with the Company’s response to the Staff’s comment, the Company acknowledges:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the year ended October 31, 2005;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K for the year ended October 31, 2005; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions, please do not hesitate to call me at (415) 733-4018.

Sincerely,

/s/ George B. Sundby
George B. Sundby
Executive Vice President
and Chief Financial Officer

cc: Thomas Flinn (via facsimile)